PART II

OFFERING MEMORANDUM DATED JANUARY 22, 2021



UroShape, LLC, d/b/a SoLá Therapy
767 Indian River Dr, Melbourne, FL 32935
www.solatherapy.com

Up to $1,070,000 of SAFE Notes convertible into Common Interests

UroShape, LLC, d/b/a SoLá Therapy ("SoLá Therapy," "the company," "we," or "us"), is offering up to $1,070,000 worth of SAFE Notes convertible into the company's Common Interests with up to 15% discount (depending on the individual investment size by investor, see "Terms of the SAFE Notes – Procedures for Conversion to Common Interests) and cap of $19,500,000. The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company must reach its Target Amount of $50,000 by July 22, 2021. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by July 22, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

OVERVIEW

UroShape, LLC, a Florida Limited Liability Company d/b/a SoLá Therapy (the "company" or "Uroshape") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy Laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists. SoLá Therapy is not reimbursed by insurance. As of December 31, 2020, the company completed and placed the first 15 units, in addition, 200 patients have been treated as of December 31, 2020, thereby providing real-world evidence demonstrated effectiveness.

Milestones and Timeline



Problem:
Chronic Pelvic Pain
2010
UROSHAPE FOUNDED
Solution Invented:
SoLá Therapy
2014
Patents Granted
Clinical Trials
2016
Seed Funding
Core
Management
Team Hired
2018
Seed Funding
Software Design and
Manufacturing Completed
2019
Seed Funding
World Leaders Use SoLá
Product Launch
2020
100th Patient
Real World Data
Six-month
physician waiting
list
2021
AMA
CMS
Pathway to
Reimbursement
2023
Cash
Business
@ $8.6M
2024
Reimbursement
Business @ $53M
$$$
Exit
2025
Reimbursement
Business @ $93M
$$$
$$$
Exit
2024
2025
$$
Exit
Cash Business
@ $20M
Reimbursement

Investment Highlights

- SoLá Therapy fills an unmet need in women's health care (multi-billion-dollar pelvic pain market).
- SoLá Therapy is the only on-label treatment option for 85% of women with Chronic Pelvic Pain ("CPP")
- Commercialization began Q4 2019.
- Over 2,000 Sola Therapy sessions have been performed.
- The device used to perform the service collects Real-World Patient Reported Outcome data from every patient at every treatment.
- A pathway to reimbursement has begun.
- The company anticipates reimbursement from health care insurers between 2022 and 2023.
- Platform technology.
- Strong patent portfolio.

Why SoLá Therapy?
1 in 10 women suffer from chronic pelvic pain.

Chronic pelvic pain symptoms include pain in the following circumstances:

- sitting,
- intercourse,
- bowel movements,

- exercise,
- urination,
- bladder pain,
- vaginal burning,
- pressure, and
- vulvar pain

Often, patients are diagnosed with any of the following:
- Interstitial Cystitis,
- Endometriosis,
- Dyspareunia,
- Vaginismus,
- Recurrent UTIs,
- Pelvic Congestion,
- Pudendal Neuralgia, and
- Adhesions

Sadly, regardless of diagnosis, current treatments for the aforementioned diagnosis fail more than 50% of the time. In addition, 85% of women with chronic pelvic pain ("CPP") suffer from painful pelvic muscle spasm. The company has found that SoLá Therapy effectively reduces pelvic pain associated with pelvic muscle spasm. The company believes that SoLá Therapy helps approximately 80% of treated women attain rapid relief.

How It Works

The SoLá Therapy Near IR laser, imparts photobiomodulation ("PBM") and manual therapy through a single use disposable wand. PBM have been used for over 20 years in treatment of muscle pain and spasm. Currently, over one million PBM treatments are performed each month.

SoLá Therapy is the first and only method for administering PBM into the pelvis. The company believes that two to three 3-minute treatments each week for two to four weeks will help to alleviate CPP.

The SoLá Therapy (SoLá Laser) device emits energy in the visible and near infrared spectrum for a temporary relief of muscle pain and stiffness, muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

The proprietary orb of soothing near-infrared energy delivered by the SoLá Therapy Laser delivers therapeutic energy dosing to the mitochondria of the pelvic tissues.

- An increase in adenosine triphosphate (" ATP"), the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process.
- The modulation of reactive oxygen species activates transcription factors, positively impacting cellular repair and healing.
- The release of nitric oxide, a potent vasodilator, increases circulation and enhances the transport of oxygen and immune cells throughout the tissue

As of December 31, 2020, over 2,000 treatments have been performed. Over 80% of the women felt a decrease in CPP. 80% of those women still had a decrease in CPP 6 months later and 50% said that they had minimal to no pain 6 months after their treatment.



The Platform

The SoLá Laser System includes a near-infrared dual wavelength diode laser and a proprietary vaginal probe for delivering the energy. The probe emits energy in a 360 degree spherical array that uniformly baths the pelvic muscles and organs. The patent protected method of 360 degree vaginal energy delivery makes the SoLá Therapy procedure highly reproducible from patient to patient and from provider to provider.

The SoLá Therapy probe is covered by a single use, disposable, sterile wand. The proprietary wand shape (bulbous tip) facilitates radial energy transmission. The translucent body of the wand allows the display of circular markings. The clinician observes the number of exposed marks with probe fully inserted. This number is input into the touch-screen interface allowing the laser to query the proprietary dosing tables and set patient-specific dosing (power and time). Prior to the company's extensive research, trans-vaginal dosing was unknown. The company's patent portfolio includes protection of this novel dosing.

The SoLá Laser Touch Screen collects data on every treatment to every patient. Demographic, treatment history, and symptom data is collected. The system transmits a HIPAA compliant coded limited data set to the company's server. With real-time data the company is able to review the progress of each patient, and provide a secondary analysis of real world evidence on a provider, regional, and national level. This novel data collection system allows the company to improve patient selection and outcomes, provide data to third party investigators for secondary analysis and publication, and evaluate the effectiveness of the system for other pelvic maladies (e.g. Bacterial Vaginosis, Microbiome, Over Active Bladder, Vaginal Atrophy, and Sexual Dysfunction).



Market Overview and Addressable Domestic Markets

Approximately 10M women in the United States suffer from pelvic pain, treatable with SoLá Therapy. At an estimated top line rev of $1,000 per patient, the company believes that the domestic market may be as large as $10B. The company's primary calling point is Ob/Gyns. There are over 40,000 Ob/Gyns in the United States. The company also calls on urologists and physical therapists. This equates to over 60,000 potential HCPs.

SoLá Therapy is a potential remedy for CPP with associated diagnoses that include endometriosis, interstitial cystitis, and pelvic floor therapy. Considering only those patients each year undergoing transvaginal physical therapy, those receiving prescription for the newest endometriosis drug, Orilissa, and those receiving prescriptions for the only oral interstitial cystitis medication Elmiron, 180,000 patients are immediate candidates for SoLá Therapy.

Below is discussion regarding the relevant markets.
- Endometriosis Addressable Market encompasses 6-10% of reproductive age women
  - o 35,000 new patients treated with Orilissa, a pill prescribed to help with endometriosis, in its first year of commercialization (2018-2019).
  - o As of December 31, 2020, 16% of SoLá Therapy patients have endometriosis.
- Interstitial Cystitis ("IC") Addressable Market: 3% of all women are diagnosed with Interstitial Cystitis
  - o 25,000 new patients are treated with Elmiron, a prescription medicine indicated to treat bladder pain or discomfort, annually.
  - o Sixty percent of SoLá patients to date carry an IC diagnosis
- Pelvic Floor Physical Therapy
  - o There are approximately, 120,000 physical therapist referrals for the treatment of chronic pelvic pain each year.
  - o Fifty-four percent of SoLá patients have been treated with physical therapy.

To further its market reach the company is branding SoLá Therapy directly to consumers (patients) using conventional digital media modalities. The company is also marketing to HCPs by way of society meetings, digital marketing, webinars, and conventional print marketing in journals. Finally, the company is working with its Chief Science Officer ("CSO") to integrate SoLá Therapy into the standard treatment pathway for all women with pelvic pain. Dr. Lamvu, the company's CSO, is responsible for the creation of such pathways inside the VA (federal) system. She will also work with leadership in the American College of Obstetrics and Gynecology and American Urology Society for similar adoption into the standard of care pelvic pain treatment pathway. The company's goal is for SoLá Therapy to be the standard treatment pathway for women with CPP.

Principal Products and Services

The company manufactures and sells a 36 month subscription for SoLá Therapy, a medical device for the treatment of pelvic pain. Licensed health care professionals ("HCP") purchase the subscription for $700 per month. When HCP purchase the subscription they receive use of the company's SoLá Therapy Laser, indicia, software upgrades, and device maintenance. In addition, HCP purchase single use disposable goods such as disposable wands to treat each patient with the SoLá Therapy Laser.

Generally, when the company sells a 36 month subscription to HCP for $700 per month, third party lenders (banks) finance the subscription agreements for the HCPs (secured by HCPs). UroShape then receives the full value of the 36 month subscription less a 6% finance fee, prior to first use of the laser system. At the end of the 36 months, the provider may renew the agreement or surrender the laser system to UroShape.

Lasers are delivered with a starter-kit of disposable goods sufficient to treat up to 8 patients. The laser system requires a Wifi connection (or it will not work). Each time a HCP enrolls a new patient on the user interface, UroShape charges the HCP's credit card $500-$700 (based on negotiated agreement price) for the disposable goods needed to treat a single patient ("Patient Treatment Kit"). Once the system determines that the HCP's inventory has decreased to 4 treatments kits, 4 kits are dropped shipped to the HCP. The company has found that a typical HCP purchases 2 kits per month.

Research and Development

In its first year of commercial use, 2020, UroShape has already gathered what the company believes may be the world's largest patient reported outcome data base on the treatment of pelvic pain. Over the next three years, approximately 15% of the company's budget is dedicated to evidence collection. This includes a randomized controlled trial in 2021. The company also intends to evaluate the effectiveness of SoLá Therapy for other diagnoses including, but not limited to, bacterial vaginosis, overactive bladder, vaginal atrophy, recurrent urinary tract infections, and sexual dysfunction.

Employees

The company currently has 5 team members. Four of which are full time employees and there is one part-time employee.

Ralph Zipper, the CEO, Kevina Richardson, the COO, Georgine Lamvu, the CSO, and Steve Bowers, VP of Sales are under employment agreements with UroShape.

Regulation

In 2017, the company became exempt from the regulation by the Food and Drug Administration.

> [Docket No. FDA-2017-N-1129] Medical Devices; Exemptions From Premarket Notification: Class II Devices. In 2017 *The Food and Drug Administration (FDA or Agency) announced a list of class II devices that the Agency had determined no longer required premarket notification to provide reasonable assurance of safety and effectiveness".* The ILY category of devices became exempt from the premarket notification process.

- The SoLá Therapy Product Code is ILY : The LTS-1500 (SoLá Laser) device emits energy in the visible and near infrared spectrum to provide topical heating for the purpose of elevating tissue temperature for a temporary relief of minor muscle and joint pain and stiffness, minor arthritis pain, or muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

Intellectual Property

The company has obtained the following patent protection:

Publication Number	Legal Status	App Date	Issue Date	Expiry Date
US8795264	Granted	2009-07-01	2014-08-05	2032-01-25
US8574177	Granted	2011-03-09	2013-11-05	2031-12-27
US10743929	Granted	2010-01-15	2020-08-18	2032-01-25
US8882685	Granted	2008-05-27	2014-11-11	2031-12-30
US8968221	Granted	2008-04-16	2015-03-03	2031-05-17
US9358403	Granted	2014-11-10	2016-06-07	2028-05-27
US9649506	Granted	2016-06-06	2017-05-16	2028-05-27
US10238889	Granted	2015-03-02	2019-03-26	2030-05-29
CN101687100	Granted	2008-04-17	2013-07-13	2028-04-17
US20170172658A1	Examining	2017-03-08	-	TBD
WO2018164676A1	N/A	2017-03-08	-	NA
EP3592423A1	Published	2017-03-08	-	TBD
CN109069857A	Examining	2017-03-08	-	TBD
US20190125448A1	Examining	2018-10-25	-	TBD
62939080 EFID 37831762	Provisional	2019-11-22	-	TBD

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

The company does not lease any property. The company has a business address of 767 Indian River Dr, Melbourne, FL 32935 which it verified is a mailing address for the business. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The company is an early stage company and has not yet generated any profits.
The company was formed in 2010, however, it only began distributing its SoLa Therapy laser and accessories in 2019.   Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

The company's financials were prepared on a "going concern" basis.
The company's financial statements were prepared on a "going concern" basis. Certain matters indicate there may be substantial doubt about the company's ability to continue as a going concern. The company sustained losses of $1,867,865 and $877,900 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $569,694 as of December 31, 2019. The company's ability to continue operations is dependent upon its ability to generate sufficient cash flows from operations to meet the company's obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company operates in a highly regulated industry.
The company is subject to extensive regulation and failure to comply with such regulation could have an adverse effect on the company's business. Further, currently the company believes that it is exempt from pre-market clearance requirements of the FDA. Changes in the regulatory environment or in the interpretation of the regulation for the company's product (including FDA requirements) or the pain market in general could adversely affect the company's business and its ability to further penetrate the pain market.

The company is reliant on one main type of product.
The company is reliant on the sales of one type of product, the SoLa Therapy laser and accessories. The company's revenues are therefore dependent upon the market for a solution to CPP. In addition, the company relies heavily on third parties such as OBGYN's and physical therapists to purchase and use the SoLa Therapy laser and accessories.

The company may face substantial competition, which may result in others discovering, developing, or commercializing products more successfully than the company does.
 In general, the CPP industry is subject to intense competition and rapid and significant technological change. Although currently, the company is the first entrant into its category, there may be many potential competitors, including major drug companies, specialized biotechnology firms, academic institutions, government agencies, and private and public research institutions. Many of these competitors have significantly greater financial and

technical resources than us, and superior experience and expertise in research and development, preclinical testing, design and implementation of clinical trials, regulatory processes and approval for products, production and manufacturing, and sales and marketing of approved products. Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly if they have collaborative arrangements with larger and more established biotechnology companies. The company will also face competition from these parties in recruiting and retaining qualified scientific and management personnel. In addition, the company's technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by the company's competitors.

SoLa Therapy laser will require market acceptance to be successful. Failure to gain market acceptance would impact the company's revenues and may materially impair its ability to continue its business.
The commercial success of the company's products will depend on, among other things, their acceptance by physicians, patients, third-party payers such as health insurance companies, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. There can be no assurance that these parties will adopt the use of the company's device. Market acceptance of, and demand for, any product that the company may develop and commercialize will depend on many factors, both within and outside of the company's control. Payers may view new products or products that have only recently been launched or with limited clinical data available, as investigational, unproven, or experimental, and on that basis may deny coverage of procedures involving use of the company's products. If SoLa Therapy laser fails to gain market acceptance, the company may be unable to earn sufficient revenue to continue its business.

The company may be subject to product liability claims which could have a material adverse effect on its business, its prospects and its reputation. Product liability claims are common in the medical device industry. Depending on the magnitude of the damage, any of these occurrences could lead to civil lawsuits for which the company's insurance policies may not be adequate or available, and in certain cases, may even lead to criminal sanctions. Although the company currently maintains product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, the company may be unable to maintain the company's existing product liability insurance in the future at satisfactory rates or at adequate amounts. The company may be forced to pay significant damages, curtail operations or shut down, which could have a material adverse effect on the company's business, its prospects and its reputation.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot raise sufficient funds it will not succeed.
The company is offering SAFE Notes in the amount of up to $1,070,000 in this offering, with a Target Offering Amount of $50,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
 The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming

with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company relies on third party manufacturers and service providers.
The company currently uses third party manufacturers to manufacture its products, and a U.S.-based third party sterilization service provider.

For the company's business strategy to be successful, its contract manufacturers must be able to manufacture the company's products in sufficient quantities in compliance with regulatory requirements and quality control standards (including in accordance with agreed upon specifications), at acceptable costs and on a timely basis. Increases in the company's product sales, whether forecasted or unanticipated, could strain its ability to manufacture this increased volume of the company's current or future products in a manner that meets these various requirements which could harm the company's reputation and could have a material adverse effect on its business.

In addition, though the company is not restricted from engaging in an alternative sterilization service provider, the process of finding an alternative sterilization service provider, or performing the sterilization service in-house could be time consuming and costly, and may limit the company's ability to meet its sales commitments, which could harm its reputation and could have a material adverse effect on its business.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

SAFE Notes are inherently risky like convertible notes but less favorable for the investor.
A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be effected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

Under the terms of the SAFE Notes, the company has exerted control over every transfer or sale of the SAFE Notes. Purchasers should be aware of the long-term nature of their investment in the company. Each purchaser in this offering will be required to represent that it is purchasing the SAFE Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The SAFE Notes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The company may repurchase the SAFE Notes upon a liquidation event or sale of the company as provided in this SAFE Note. Although the SAFE Notes may become tradeable under federal securities law, company corporate documents and state securities regulations may prevent a purchaser from realizing any return on investment for an extended period of time. Each purchaser should consult with his or her attorney and read the SAFE Note Instrument provided as part of the documentation of this offering.

Neither the offering nor the SAFE Notes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the company.
No governmental agency has reviewed or passed upon this offering, the company or any securities of the company. The company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SAFE Notes will be effectively subordinate to any of the company's debt that is secured.
The company is not restricted from incurring additional debt or other liabilities. If the company incurs additional debt or liabilities, your SAFE Notes may be subordinate to the payment of principal or interest on such other future debt. The company expects that it will from time to time incur additional debt and other liabilities. In addition, the company is not restricted from paying dividends or issuing or repurchasing its equity interests.

The standard Y Combinator SAFE instrument has been significantly modified.
The standard Y Combinator SAFE Note has been significantly modified to comport with Regulation Crowdfunding. In addition, the company has made material changes to the SAFE Note. Please review the SAFE Note in detail.

The provisions of the SAFE Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the SAFE Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the SAFE Notes will not permit the holders of the SAFE Notes to require us to repay the obligations the SAFE Notes in the event of a takeover, recapitalization or similar transaction. See also "Description of the Securities in this Offering – The SAFE Notes," below.

It is unclear how the SAFE Note would be interpreted by a court if the company were forced into litigation. The company is using SAFE Notes in this offering. SAFE Notes are designed to offer equity in the company at a future date when specified conditions. It is unclear how a court or arbitrator would interpret the provisions of the SAFE Note, including in relation to the company's organization as a limited liability company. Should the company be forced to litigate the terms of the SAFE Note, it is possible that a court would not interpret the note as the company does, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the shares and investor demand for the shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition.

The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the SAFE notes and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the SAFE notes generally. Further, such risks could result in persons

avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ralph Zipper	CEO	January 2010 until Present	Full -Time
Kevin Richardson	COO	September 2018 until Present	Full -Time
Charles Butrick	CMO	January 2018 until Present	Part-Time
Georgine Lamvu	CSO	December 2020 until Present	Part-Time
Directors:			
Brian Pryor	Director	January 2010 until Present	
Ji Li	Director	November 2016 until Present	
Ralph Zipper	Director	January 2010 until Present	
Sean Wang	Director	January 2010 until Present	
Kevin Richardson	Director	November 2019 until Present	
Significant Employees:			
Steve Bowers	VP of Sales	August 2018 until Present	Full -Time

Ralph Zipper: Chief Executive Officer
Ralph Zipper, MD, FPMRS, has been the CEO of the company since January 2010. Ralph has over 22 years of experience in both the clinical and medical device sides of pelvic medicine. Ralph has taken multiple products from conception to commercialization. His scope of experience includes IP development, product development, labeling, regulatory affairs, evidence generation, and DTC marketing. Ralph is fellowship trained in gynecology and obstetrics at the Johns Hopkins Hospital. He is a trained over 1,000 surgeons and hundreds of sales representatives.

Kevin Richardson: Chief Operating Officer & President
Kevin Richardson MBA has been in this role with the company since June 2018. With over 20 years of global commercial and operational leadership experience in healthcare technology. Kevin is the former CEO of the Americas for Sirtex Medical and served in that role from July 2016 to June 2017 where he grew North American sales from a stagnant $30 MM to over $140 MM. Prior to June 2016 Kevin services in various roles at Americas for Sirtex Medical. Kevin has extensive medical device experience with companies such as Boston Scientific and St. Jude Medical. He has a masters' degree in Finance from the University of Texas at Arlington.

Georgine Lamvu: Chief Scientific Officer
Georgine Lamvu, MD, MPH has been in the role of CSO since December 2020. Georgine received her Masters of Public Health in epidemiology and completed a fellowship in Advanced Laparoscopy and Pelvic Pain at UNC. Dr. Lamvu served as a fellow scholar in the NIH T-32 Training in Epidemiology and Clinical Trials Program. She is a Professor in Obstetrics and Gynecology at the UCF since 2016 and Director of the Fellowship in Advanced Minimally Invasive Surgery at the Orlando VA Medical Center. Dr Lamvu is Chairwoman of the International Pelvic Pain Society.

Charles Butrick: Chief Medical Officer
Charles Butrick, MD FPRMS has served in this role since January 2018. He is a former president of the International Pelvic Pain Society and a former President of the International Society of Pelvic Neuromodulation. Dr Butrick is one of the most recognized and enjoyed key opinion leaders in the areas of Chronic Pelvic Pain and Pelvic Medicine. Charles is the author of multiple publications and keynote presentation on chronic pelvic pain.

Sean Wang: Chairman of the Board
Sean Wang, PHD, COB has served in his role since January 2010. He is an accomplished serial entrepreneur who has founded and incubated more than a dozen photonics and medical device companies. Sean is the co-founder and chairman of LiteCure, a light based medical device company. He is also the founder and CEO of B&W TEK, a leading photonic instrument manufacturer which was recently acquired by Metrohm. He serves on the board of several privately held companies and the University of Delaware. Sean is an avid inventor and holds more than 60 patents in the areas of optical instruments, lasers, spectroscopic sensors and medical devices. He is an elected fellow of the Optics Society of America and the American Society of Laser Medicine and Surgery. He is a named professor, Entrepreneur in Residence at the College of Engineering and Venture Center at the University of Delaware.

Brian Pryor: Director
Dr. Pryor has been a director of the company since January 2010. He is co-founder and the Chief Executive Officer at LiteCure, LLC in Newark, Delaware since November 2006. He holds bachelor degrees in Mathematics and Chemistry from Salve Regina University and a PhD degree in Physical Chemistry from the University of Pennsylvania. Dr. Pryor has developed and taken to market many lasers and light-based technologies in the areas of defense, semiconductor processing, and medical devices. He is a fellow and board member of the American Society for Laser Medicine and Surgery, and he has published over 40 papers and several book chapters in the areas of chemistry, physics, laser development, and applications, including lasers in medicine. Dr. Pryor holds several US and international patents. He has recently has published the book Clinical Overview and Applications of Class IV Therapy.

Ji Li: Director
Ji Li, PhD has been a director of the company since November 2016.   Ji Li, has over 25 years of management and M&A experience in both the pharmaceutical and chemical industries. Dr. Li has held positions including CEO of Jiangsu Feixiang Group from 2007 to 2011, chairman and president of Casda Biomaterials Co. ,chairman and president of Hipro Polymers Co, and VP of Rhodia Asia Pacific. Dr. Li is the managing director of Comway Capital USA, LLC since 2015 and a Board Director of Wilmington Pharma Tech, Co. Dr. Li has worked in the United States, France, Singapore and China. His business counterparties include senior executives of many Fortune 500 companies and he has been instrumental in M&A deal valued at over $1.2 billion. Dr. Li is an organic chemist who earned his PhD at Princeton University.

Steve Bowers: Vice President of Sales & Marketing
Steve Bowers is a former U.S. Army Blackhawk pilot with over 21 years of experience in the women's healthcare market. Steve was a national sales manager for American Medical Systems (Gyn & Urology), TAP Pharmaceuticals, Influence Medica. He has been a key figure in multiple product launches in which he planned and built a bench of sales and marketing.

The table below shoes the compensation paid to the company's three highest paid directors and executive officers for the fiscal year ended December 31, 2020.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($) (1)
Ralph Zipper	CEO	$246,000	--	$246,000
Kevin Richardson	COO	$216,000	--	$216,000

Georgine Lamvu	CSO	$50,000	--	$4,166

In order to preserve working capital, some of the company's employees have had their payment accrue. As of December 31, 2020, the company owes Ralph Zipper, Kevin Richardson $287,167, and $172,667, for unpaid compensation for 2020.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 10% of company's equity securities as of [December 31, 2020]:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ralph Zipper	6,000 Common Interests	21.94%
Sean Wang	6,000 Common Interests	21.94%
Brian Pryor	6,000 Common Interests	21.94%

Pursuant to the 2016 Equity Incentive Plan dated December 8, 2020 COO and the <u>Series P Unit (Profits Interest) Award Agreement</u>, Kevin Richardson, has the ability to earn up to a maximum of 2,416 Common Interests.

The Company's Authorized Securities

Under the Amended and Restated Operating Agreement, the company has authorized up to 100,000 shares of Common Interests and 10,000 Profit Interests. As of 1/1/21 there are currently 24,563 Common Interests and 0 Profit Interests outstanding. For this offering, the company is issuing SAFE Notes, which will convert into the Common Interests of the company upon a conversion event.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $250,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Cost of Goods Sold	23%	23%
Sales, General and Administrative	49%	49%
Pathway to Reimbursement and Clinical Evidence Generation (CPT application process with AMA, Patient Advocacy Program to submit insurance claims, clinical trials, reimbursement consultants)	19%	19%
Research and Development	4%	4%
Liabilities	5%	5%

FINANCIAL DISCUSSION

Financial statements

The company's financial statements for the fiscal years ended December 31, 2019 and 2018 have been reviewed by Tarkin CPA PC. The following discussion includes information based on the company's unreviewed operating data for 2020 and is subject to change once it completes its fiscal year, prepares its consolidated financial statements and its accountant completes a financial review of those statements.

Operating Results

The company did not have any revenues in 2018 and only limited revenues in 2019 of $17,697. The company's expenses for the fiscal year ended December 31, 2019 (FYE 2019) were 1,867,865 compared with $877,900 for the fiscal year ended December 31, 2018 (FYE 2018). The increase in expenses during 2019 reflects the company's investment in growth. Specifically, there was an increase in wages $587,825 FYE 2019 compared to $293,560 FYE 2018, and an increase in marketing efforts $263,675 FYE 2019 compared to $69,137 FYE 2018, due to the launch of SoLa Therapy laser.

Accordingly, the company's net losses for the fiscal year ended December 31, 2019 (FYE 2019), were $1,870,137 compared to $881,792 for fiscal year end December 31, 2018 (FYE 2018).

As of December 1, 2020 the company's net operating losses for 2020 were $1,308,760. Net operating expenses decreased from December 1, 2019 to December 1, 2020 due to increasing revenue and a stable headcount.

Liquidity and Capital Resources

As of December 31, 2019, the company held $249,032 in cash and cash equivalents compared to $649,760 as of December 31, 2018. The company may require the continued infusion of new capital to continue business operations.

Since November of 2019, the company has received funds from a Regulation D offering of convertible promissory notes, that is ongoing and concurrent with this Regulation CF offering of SAFE Notes. Under the Regulation D offering, the company sold to an investor a convertible promissory note bearing 12% annual interest, with a maturity date of January 1, 2021, for consideration of a conversion price equal to the lowest per share purchase price of equity securities offered after the date of the signed note agreement less a 20% discount.

This promissory note converts into the company's Common Interests at any time on or after the maturity date, at the election of the holder. See also, below, "Recent Offerings of Securities."

Receiving proceeds from this offering under Regulation Crowdfunding, or from other sources of financing, is necessary for the viability of the company. The company's current burn rate is approximately $100,000 per month. The company believes that upon receiving the maximum proceeds from this offering under Regulation Crowdfunding, the company could continue to grow and be viable for the next 12 months. In addition, the company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations and Milestones

The company has established the following milestones in its plan of operations:

- Currently the company is still a new company and has only received limited revenue to date.
- The company plans to continue growth throughout the Regulation CF campaign and concurrent Regulation D. If these campaigns do not raise the necessary funds the company will assess whether a

Regulation A offering, debt financing or the support of seed investors is the most efficient means of raising additional funds.
- Increase sales force to 5 sales representatives by Q4 2021.
- Place 50-60 SoLá Therapy Laser's into the "field" by Q4 2021.
- Increase monthly revenue to more than $200,000.
- Collect data on over 500 patients and complete over 5,000 treatments by Q4 2021.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain. To help compensate for these impacts on the business, the company signed a Paycheck Protection Program ("PPP") Promissory Note with a bank and on May 4, 2020 and received $64,217. The PPP is part of the United States federal government's CARES Act, designed to assist small businesses in paying employee wages and other critical expenses. This note is interest free for six months from the date of funding, followed by 17 consecutive monthly payments of principal and interest at 1% per annum, with the principal component of each such payment based upon the level amortization of principal over a 2 year period from the date of the loan, and a final payment equal to the balance of unpaid principal plus accrued and unpaid interest, due 24 months after the date of the loan. The loan provides forgiveness if the proceeds are used for payroll, utilities, rent and lease payments over the 8 week period after the date of the loan, with a limit of 25% for use on non-payroll expenses. The company anticipates that the vast majority of the loan will be forgiven.

The company believes that COVID-19 has increased the trend of physicians inquiring about revenue streams outside of the operating room and therefore bringing additional revenue into their offices. The company believes that this trend is favorable for the company. In addition, there much interest by the FDA for device companies to generate real world evidence and not rely on non-generalizable clinical trials. The company's laser collects real world evidence on every patient at every treatment. Uroshape is the first company in the gynecological market to include such technology inside the user interface.

RELATED PARTY TRANSACTIONS

- On September 30, 2019, three board members made loans to the company totally $150,000. These promissory notes have a 12% interest rate and become due after the company has raised $2,000,000 in equity financing.
- Since November 2019, subordinated convertible notes were issued to individuals and partnership in the aggregate principal amount of $800,000. These notes have an interest rate of 12% per annuum and mature on January 21, 2021. At such time, holders may opt to convert to Common Interests.

RECENT OFFERINGS OF SECURITIES

The company has made the following issuances of securities within the last three years:

- On September 30, 2019, three board members made loans to the company totally $150,000. These promissory notes have a 12% interest rate and become due after the company has raised $2,000,000 in equity financing.

- Since November 2019, subordinated convertible notes were issued to individuals and partnership in the aggregate principal amount of $800,000. These notes have an interest rate of 12% per annuum and are due on January 21, 2021.

On November 1, 2019, the company commenced a Regulation D offering of convertible promissory notes, that is ongoing and concurrent with this Regulation CF offering of SAFE Notes. Under the Regulation D offering, as of November 26, 2019, the company sold to an investor a convertible promissory note bearing 12% annual interest, with a maturity date of January 1, 2021, for consideration of a conversion price equal to the lowest per share purchase price of equity securities offered after the date of the signed note agreement less a 20% discount.

This promissory note converts into the company's Common Interests at any time on or after the Maturity Date, at the election of the holder.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The SAFE Notes

The company is offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE Note provides Investors the right to convert their SAFE Note into the Common Interests of the company, at the company's discretion, when and if the company makes an equity offering that involves its Common Interests ("Equity Financing"). The terms of the Common Interests are outlined below. In the event that the company does not undertake an offering of its Common Interests, the SAFE Note may convert to Common Interests in the company in the event of a change of control of the company (such as an acquisition of the company) or an initial public offering ("IPO") of the company's securities that is registered with the Securities and Exchange Commission. In the event the company does not make a Common Interests offering, register an IPO or get acquired by another company, the SAFE Note may fail to provide any return on investment.

Terms of the SAFE Notes

The terms of the SAFE Note provide for, at the company's discretionary decision, a conversion into Common Interests in the event the company undertakes a future Equity Financing involving the offer and sale of Common Interests. Included in the SAFE Note are certain defined terms that are important to your understanding of the operation of the SAFE Note. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE Note itself.

- "Purchase Amount" – means the amount invested by each investor in this offering.
- "Discount Rate" – means the percentage at which the per share price of a future Common Interest financing will be multiplied by to determine the per share price for holders of SAFE Notes.
- "Valuation Cap" – means the applied value of the capital stock of the company when determining the per share price for holders of SAFE Notes in the event of a future Common Interests financing.

Procedure for Conversion to Common Interests
Investors will receive a number of shares of Common Interests calculated using the method that results in the greater number of shares of Common Interests:

(i) the Purchase Amount, divided by the price of Common Interests issued to new Investors multiplied by the Discount Rate of:
- 5% for investments up to $999 of SAFE Notes
- 10% for investments between $1,000 -- $9,999 of SAFE Notes
- 12% for investments between $10,000 -- $14,999 of SAFE Notes
- 15% for investments between $15,000 or more of SAFE Notes

or
(ii) if the valuation for the company is more than the "Valuation Cap", the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues shares of the company's capital stock at that time on a fully diluted basis.

The Discount Rate of the company's SAFE Notes is scaled based on the amount invested by any particular investor. Investments between $1000 and $9,999 will have a discount of 10%; investments between $10,000 and $14,999 will have a discount of 12%; and investments of $15,000 or greater will have a discount rate of 15%.

Calculation of the Capitalization
For purposes of conversion method (ii) above, the company's capitalization will be measured on a fully diluted basis. This means that the capitalization shall be the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Common Interests, assuming full conversion or exercise of all

convertible and exercisable securities then outstanding, including shares of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Common Interests, but excluding (i) the issuance of all shares of Common Interests reserved and available for future issuance under any of the company's existing equity incentive plans, (ii) convertible promissory notes issued by the company, (iii) any SAFE Notes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFE Notes.

Cash or Conversion upon Liquidity Event

If there is a Liquidity Event (an IPO or change of control of the company) before the termination of this SAFE and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the company a number of shares of Common Interests equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In this case, the Purchase Amount will be due and payable by the company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFE Notes (collectively, the "**Cash-Out Investors**") in full, then all of the company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If there is a Liquidity Event (IPO or change of control of the company) after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the company a number of shares of the Common Interests of the company equal to the Purchase Amount divided by the Equity Financing Price, if the Investor fails to select the cash option. Shares of Common Interests granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the company's most recent Equity Financing.

In the event of a Liquidity Event, the company's capitalization will be, as of immediately prior to the Liquidity Event, the number of shares of the company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFE Notes; and (iii) convertible promissory notes. Investors should note this is different than the calculation of the number of outstanding shares for the conversion to Common Interests.

Right to Distribution upon Dissolution

If there is a Dissolution Event before this instrument terminates because there was an Equity Financing or Liquidity Event (see above), subject to the preferences applicable to any series of Preferred Stock, the company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests. In this case, Investors may not recoup part or all of their investment from the company.

A Dissolution Event will be deemed to occur if the company voluntarily terminates its operations, if there is a general assignment for the benefit of the company's creditors, if the company voluntarily or involuntarily seeks relief under Title 11 of the United States Code (the "Bankruptcy Code"), or upon any other liquidation, dissolution or winding up of the company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting Rights

There are no voting rights associated with the SAFE Notes. In the event of a conversion to Common Interests, Investors will receive a class of Common Interests with voting rights.

Common Interests

Distribution Rights

Holders of Common Interests are entitled to receive distributions, if any, as may be declared from time to time by the board of directors out of legally available funds. Distributions will be made to first cover any tax obligation of Common Interests holders and Profit Interests holders (if any), and then to Common Interests holders up to their capital contribution. If there are any remaining funds, the company will then make pro rata distributions to Common Interest holders and Profit Interest holders; however, the Profit Interest holders will only receive distributions, once a threshold amount has been met, as determined by applicable Series P Unit (Profits Interest) Award Agreement for each Profit Interest holder. The company does not anticipate paying any cash distribution after this offering or in the foreseeable future.

Voting Rights

Holders of the company's Common Interests are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Interests will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of Common Interests will be entitled to share in the net assets legally available for distribution to Common Interest holders after the payment of all the company's debts and other liabilities. Distributions will be made first to applicable holders of Common Interests as a tax distribution and then second to Common Interest holders in the proportion to their unreturned capital contributions. Finally, the remaining net capital proceeds shall be distributed among Common Interest holders pro rata.

Drag Along Rights

In the event holders of 50% or more of the Common Interests (the "Dragging Member") receive an offer from an unrelated non-affiliated third party to purchase or exchange 50% or more of the Common Interests then outstanding, then if requested by the Dragging Member, then all other holders (the "Dragged Along Members") agree to be bound by the Dragging Members decision.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Interests are subject to and may be adversely affected by, the rights of the holders of shares of any series of the company's Profit Interests and any additional classes of Profit Interests that the company may designate in the future.

Profit Interests

If a distribution has been declared by the board of directors out of legally available funds, holders of Profit Interests may be entitled to receive distributions, as determined by and subject to the terms of the applicable Series P Unit (Profits Interest) Award Agreement. The company does not anticipate paying any cash distribution after this offering or in the foreseeable future.

Voting Rights

Holders of the company's Profit Interests are not entitled to vote.

What it Means to be a Minority Holder

As an investor in SAFE Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreConX, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the company will be selling SAFE Notes which include either a discount to the per share price in a future offering of securities of the company, or a valuation cap, which benefits investors in this offering if the future valuation of the company at the time of conversion of the SAFE Notes exceeds the valuation cap.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page with is transfer agent, KoreConx at www.koreconx.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering
- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to:
  - A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations
Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or Net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.